                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 39)*

                                 DATAPOINT CORPORATION
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.25 PER SHARE
                            (Title of Class of Securities)

                                       238100200
                                    (CUSIP Number)

                          Asher B. Edelman, 717 Fifth Avenue
                  New York, New York 10022, Telephone: (212) 371-7711
                     (Name, address and telephone number of person
                   authorized to receive notices and communications)


                                   December 8, 1994
                (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                       13D
CUSIP No.  238100200
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
            A.B. Edelman Management Company Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY

_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
            Not Applicable
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [X]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)       SOLE VOTING POWER
                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)       SHARED VOTING POWER
                         -0-
OWNED BY       ______________________________________________________________

EACH           (9)       SOLE DISPOSITIVE POWER
                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)      SHARED DISPOSITIVE POWER
                         333,779 (Shares owned by Canal Capital Corporation)
_____________________________________________________________________________
               (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                         BY EACH REPORTING PERSON
                         333,779 (Shares owned by Canal Capital Corporation)
_____________________________________________________________________________
               (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                         IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
_____________________________________________________________________________
               (13)      PERCENT OF CLASS REPRESENTED
                         BY AMOUNT IN ROW (11)
                         2.6%
_____________________________________________________________________________
               (14)      TYPE OF REPORTING PERSON **
                         CO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 2.  Identity and Background.
- ------   -----------------------

      Item 2 (a) is hereby supplemented by the addition of the following:

             Intelogic Trace, Inc. (the "IT") is no longer covered by this statement due to the fact that, effective December 8, 1994, pursuant to a confirmed plan of reorganization in the case, In re Intelogic Trace, Inc., Debtor, Chapter 11 Case No. 94-542172C (U.S. Bankr. Ct., W. Dist. Texas), Asher B. Edelman ceased to be a director, officer or controlling shareholder of IT. Thus, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Mr. Edelman is no longer deemed to be the beneficial owner of the shares of Common Stock owned by IT.


Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

      Item 5(a) is hereby amended and restated as follows:

             (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 12,751,605 shares outstanding as of October 28, 1994, as reported by the Company in its Annual Report on Form 10-
K for the fiscal year ended July 30, 1994.

             As of the close of business on December 15, 1994:

             (i) Plaza owns 248,995 shares of Common Stock, constituting approximately 2.0% of the shares outstanding.

             (ii)  Edelman Management owns no shares of Common
Stock. As investment manager for Canal, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 333,779 shares owned by Canal, constituting approximately 2.6% of the shares outstanding.

             (iii) Canal owns 333,779 shares of Common Stock, constituting approximately 2.6% of the shares outstanding.

             (iv) Regina M. Edelman owns 163,204 shares of Common Stock and $17,000 principal amount of the Company's 8-7/8% Convertible Subordinated Debentures ("Debentures"), presently convertible into 1,822 shares of Common Stock, totalling 165,026 shares deemed beneficially owned by her. Such shares constitute approximately 1.3% of the shares outstanding (based upon the 12,753,427 shares which would be outstanding following the conversion of such Debentures).

             (v) Felicitas owns 4,402 shares of Common Stock, constituting less than .1% of the shares outstanding.

             (vi) Edelman Limited Partnership owns 783,890 shares of Common Stock, constituting approximately 6.1% of the shares outstanding.

             (vii) Mr. Edelman owns directly no shares of Common Stock. He holds exercisable options on 124,999 shares of Common Stock, constituting approximately 1.0% of the shares outstanding (based upon the 12,876,604 shares which would be outstanding following the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 1,682,091 shares of Common Stock owned by the foregoing persons, himself and the Custodian Accounts in aggregate (which include options on 124,999 shares and 1,822 shares underlying Debentures), constituting approximately 13.1% of the shares outstanding (based upon the 12,878,426 shares which would be outstanding following the exercise of such options and the conversion of such Debentures).

             (viii)  The Canal Plan owns 19,827 shares of Common
Stock, constituting approximately 0.2% of the shares outstanding.

             (xi) The Custodian Accounts own a total of 21,000 shares of Common Stock, constituting approximately 0.2% of the shares outstanding.

             (xii) Certain other persons related to or affiliated with Mr. Edelman beneficially own the following amounts of Common
Stock: (A) Penelope C. Edelman, Mr. Edelman's former wife, owns 9,889 shares of Common Stock (including 9,389 shares underlying Debentures presently convertible), constituting less than 0.1% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 37,835 shares of Common Stock, constituting approximately 0.3% of the shares outstanding; (C) three trusts for the benefit of children of Mr. Edelman, of which Michael Schultz is trustee, own a total of 1,506 shares of Common Stock, constituting less than 0.1% of the shares outstanding; and
(D) Mildred Ash, Mr. Edelman's mother, owns 55,580 shares of Common Stock, constituting approximately 0.4% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares.

             (xiii) To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common Stock
(based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Plaza, and an executive officer of Edelman Management, beneficially owns 25,000 shares of Common Stock (consisting of exercisable options for 25,000 shares), constituting approximately 0.2% of shares deemed outstanding; and (C) Irving Garfinkel a general partner of Plaza and an officer of Edelman Management and Aile Blanche, beneficially owns 25,000 shares of Common Stock (consisting of exercisable options for 25,000 shares), constituting approximately 0.2% of shares deemed outstanding.

      Item 5(c) is hereby supplemented by the addition of the following:

             (c) All transactions in the Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by other persons referred to in Item 5(a) are reported on Schedule A hereto. All such transactions were open market transactions.




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                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:       December 16, 1994


                                 /s/  Asher B. Edelman
                                 --------------------------------------
                                 Asher B. Edelman, individually and as
                                 attorney-in-fact for each of Plaza
                                 Securities Company, Canal Capital
                                 Corporation, A.B. Edelman Limited
                                 Partnership, Felicitas Partners, L.P.,
                                 A.B. Edelman Management Company, Inc.,
                                 Regina M. Edelman and Canal Capital
                                 Corporation Retirement Plan under powers
                                 of attorney

                                      SCHEDULE A
                         (to Amendment No. 39 to Schedule 13D)

                  Transactions in Datapoint Corporation Common Stock

                                       No. Shares
Date               Name                Bought(Sold)       Price
- ----               ----                ------------        -----
10/31/94           Mildred Ash         (2,500)             $2-3/4

11/14/94           Mildred Ash            500              $2

11/28/94           Mildred Ash         (5,000)             $2-1/4

11/30/94           Mildred Ash         (8,000)             $2-1/4







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